Exhibit 3.1

AMENDMENT NO. 2 TO THE

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

WESTLAKE CHEMICAL PARTNERS LP

July 27, 2018

This Amendment No. 2 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Westlake Chemical Partners LP, a Delaware limited partnership (the “Partnership”), dated as of August 4, 2014 and first amended as of November 16, 2017 (the “Partnership Agreement”), is entered into effect as of July 27, 2018, by Westlake Chemical Partners GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Article I of the Partnership Agreement currently provides for a Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution of $0.2750, $0.3163, $0.3438 and $0.4125, respectively;

WHEREAS, the sole member of the General Partner has consented to an increase in the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution to $1.1250, $1.2938, $1.4063, and $1.6875, respectively; and

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect other than any adversely affected class or classes that have approved the amendment as contemplated by Section 13.3(c) of the Partnership Agreement; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment does not adversely affect the Limited Partners holding Common Units or the General Partner in any material respect and the Limited Partner holding the Incentive Distribution Rights of the Partnership is deemed to have approved this Amendment.

NOW, THEREFORE, it is hereby agreed as follows:

Section 1. Amendment.

A.	Article I of the Partnership Agreement is hereby amended to restate the following definitions as provided below:

“First Target Distribution” means $1.2938 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Minimum Quarterly Distribution” means $1.1250 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Second Target Distribution” means $1.4063 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Third Target Distribution” means $1.6875 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

B.	Section 6.1(c) of the Partnership Agreement is hereby amended to add the following sub-section:

(vi) In applying the provisions of this Section 6.1(c), when an allocation refers to a Target Distribution for a Quarter, the amount of the Target Distribution as in effect for the prior Quarter (prior to any amendment or modification of such amount by an Amendment to this Agreement) under this Agreement in question shall be utilized.

Section 2. Ratification of Partnership Agreement. Except as expressly amended hereby, the Partnership Agreement is hereby ratified and confirmed, and shall continue in full force and effect.

Section 3. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, with all rights and remedies being governed by such laws without regard to the principles of conflicts of law.

(Signature Page Follows)

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with Article XIII of the Partnership Agreement, and as of the date first above written.

GENERAL PARTNER:

Westlake Chemical Partners GP LLC

By:	/s/ M. Steven Bender
Name:	M. Steven Bender
Title:	Senior Vice President, Chief Financial Officer and Treasurer